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FILED BY GENERAL ELECTRIC COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: LUNAR CORPORATION

COMMISSION FILE: 0-18643



THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY GENERAL ELECTRIC COMPANY AND LUNAR CORPORATION ON AUGUST 4, 2000.





                                             MEDIA CONTACTS:

                                             LUNAR
                                             Brad Herrington, Director Marketing
                                             (608) 826-7498
                                             bradherrington@lunarcorp.com

                                             GE MEDICAL SYSTEMS
                                             Wendee Puccetti
                                             414-544-3603
                                             414-407-6423 (pager)
                                             wendee.Puccetti@med.ge.com


FOR IMMEDIATE RELEASE

                     LUNAR CORP. ANNOUNCES CONVERSION RATIO
                       FOR MERGER WITH GE MEDICAL SYSTEMS

MADISON, Wis., August 4, 2000 - Lunar Corporation (NASDAQ: LUNR), announced today the conversion ratio for its proposed merger with GE Medical Systems, a business of General Electric Company (NYSE: GE). If the transaction closes as planned on Tuesday, August 8, 2000, the formula provided for in the merger agreement would result in each share of Lunar common stock being converted into
0.322 of a share of GE common stock, plus cash for any fractional shares. For example, a shareholder owning 100 shares of Lunar stock would be entitled to 32 shares of GE common stock, plus $10.57 in cash in lieu of fractional shares of GE.
         Lunar shareholders are scheduled to vote on the merger at their meeting on August 8. Lunar expects the transaction to close promptly following the special meeting, provided its shareholders approve the merger and that all other conditions to the merger are satisfied.
         Lunar Corporation, with headquarters in Madison, Wisconsin, is a leading developer and manufacturer of innovative technology for the assessment of osteoporosis and metabolic bone


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diseases and orthopedic surgery. Lunar employs more than 300 people worldwide, and operates through facilities in the United States, Germany, Belgium, France, and Australia.
About GE Medical Systems
         GE Medical Systems is a $7 billion global leader in medical systems, information and technology. Its offerings include networking and productivity tools, healthcare information systems, patient monitoring systems, conventional and digital X-ray, computed tomography (CT), magnetic resonance (MR), ultrasound, positron emission tomography, and nuclear medicine systems. With global headquarters in Waukesha, Wisconsin, healthcare providers worldwide rely on GE Medical Systems for high quality medical technology, services and productivity solutions.
                                      # # #

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THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS,
AMONG OTHERS, COULD CAUSE THE ACTUAL RESULTS OF THE ACQUISITION TO DIFFER MATERIALLY FROM GE MEDICAL'S EXPECTATIONS: THE ABILITY TO TIMELY AND FULLY REALIZE THE EXPECTED COST SAVINGS AND REVENUES; COMPETITION; CHANGES IN ECONOMIC CONDITIONS, AND CHANGES IN LEGISLATION OR REGULATORY REQUIREMENTS. GE MEDICAL DOES NOT ASSUME ANY DUTY TO UPDATE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AS OF THE DATE HEREOF, AND ARE MADE ONLY AS OF THE DATE HEREOF. TO THE EXTENT THAT SUCH STATEMENTS RELATE TO THE PROPOSED ACQUISITION REFERRED TO IN THIS RELEASE, THERE IS A RISK, AMONG OTHERS, THAT THE TRANSACTION MIGHT NOT BE COMPLETED.

WE URGE YOU TO READ THE PROXY STATEMENT/PROSPECTUS, WHICH GE HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A REGISTRATION STATEMENT, BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WAS SENT ON OR ABOUT JULY 7, 2000 TO STOCKHOLDERS OF LUNAR SEEKING THEIR APPROVAL OF THE PROPOSED MERGER OF TOPAZ MERGER CORPORATION, A WHOLLY OWNED SUBSIDIARY OF GENERAL ELECTRIC COMPANY, WITH AND INTO LUNAR CORPORATION. YOU MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY GENERAL ELECTRIC COMPANY, INCLUDING DOCUMENTS INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN THIS INFORMATION FROM THE GE CONTACT LISTED ABOVE.

GE, ITS OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM LUNAR SHAREHOLDERS WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN GE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 FILED WITH THE SEC ON MARCH 17, 2000. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE AT THE SEC WEBSITE AT WWW.SEC.GOV AND FROM THE GE CONTACT LISTED ABOVE.

LUNAR, ITS OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM LUNAR SHAREHOLDERS WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN LUNAR'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 1999 FILED WITH THE SEC ON SEPTEMBER 27, 1999. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE AT THE SEC WEBSITE AT WWW.SEC.GOV AND FROM THE LUNAR CONTACT LISTED ABOVE.